09058872

AB* 3/9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34344

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO CAPITAL MARKETS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE
(No. and Street)

NEW YORK (City) NEW YORK (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSANNE VORSTER (212) 702-1982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP.
(Name – *if individual, state last, first, middle name*)

345 PARK AVENUE (Address) NEW YORK (City) NEW YORK (State) 10154 (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BD 3/17

OATH OR AFFIRMATION

I, PETER HINMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO CAPITAL MARKETS CORP., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PETER HINMAN, CHIEF OPERATING OFFICER AND

Title EXECUTIVE MANAGING DIRECTOR

Notary Public

Notary Public
State of New York
Qualified in New York County
Therese R. Umbs
Appointment Expires Mar. 30, 2010
Reg. No. 01UM6004832

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BMO CAPITAL MARKETS CORP.

(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
BMO Capital Markets Corp.:

We have audited the accompanying statement of financial condition of BMO Capital Markets Corp. (the Company), a wholly owned subsidiary of Harris Financial Corp., as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of BMO Capital Markets Corp. as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2009

BMO CAPITAL MARKETS CORP.
(A Wholly Owned Subsidiary of Harris Financial Corp.)

Statement of Financial Condition

December 31, 2008

Assets

Cash and cash equivalents	$	4,150,963
Securities borrowed		6,140,463,917
Securities purchased under agreements to resell		2,113,539,445
Receivable from brokers, dealers, and clearing organizations		148,982,200
Receivable from customers		72,440,167
Receivable from affiliates		28,265,398
Financial instruments owned, at fair value		818,270,674
Accrued interest receivable		7,016,974
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $23,556,312		10,980,976
Other assets		132,955,272
	$	9,477,065,986

Liabilities and Stockholder's Equity

Liabilities:		
Short-term borrowings	$	125,000,000
Securities loaned		5,877,118,700
Securities sold under agreements to repurchase		2,157,665,788
Payable to brokers, dealers, and clearing organizations		11,123,082
Payable to customers		24,908,669
Financial instruments sold, not yet purchased, at fair value		687,062,756
Obligation to return borrowed securities		81,623,464
Accounts payable and accrued expenses		111,766,587
Total liabilities		9,076,269,046
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		200,000,000
Stockholder's equity		200,796,940
Total liabilities and stockholder's equity	$	9,477,065,986

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

BMO Capital Markets Corp. (the "Company") is a wholly owned subsidiary of Harris Financial Corp. (HFC), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company. The Company operates as a self-clearing, institutional broker-dealer. It conducts its principal operations from office facilities in New York and Chicago, maintains additional offices in Atlanta, Boston, Denver, Houston, Los Angeles and San Francisco, and also maintains an operations center in Jersey City, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC) as a U.S. securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), American Stock Exchange, Chicago Stock Exchange, and the Securities Investor Protection Corporation.

(2) Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Financial instruments owned, financial instsruments sold, not yet purchased, and other financial instruments (including derivatives) used for trading purposes are recorded in the statement of financial condition at market or fair value.

Securities Purchased or Sold Under Agreements to Resell or Repurchase

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions. These transactions are collateralized by U.S. Government and U.S. Government agency securities, commercial paper, corporate, mortgage and asset-backed securities, and are carried at contract amount plus accrued interest.

The Company's policy is to take possession of securities purchased under agreements to resell and to value the securities on a daily basis to protect the Company in the event of default by a counterparty. In addition, actions are taken to obtain additional collateral if the market value of the underlying assets is not sufficient to protect the Company.

Reverse repurchase and repurchase agreements with common counterparties, along with their respective interest receivable and payable, are offset and excluded from the accompanying statement of financial condition when they meet the criteria for netting as prescribed by Financial Accounting Standards Board

Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41).

Securities Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateralized Short-Term Transactions

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contracted obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of securities pledged each day, and by requiring collateral levels to be adjusted in the event of excess market exposure. As of December 31, 2008, the fair market value of assets that the Company has pledged to counterparties under securities sold under agreement to repurchase and securities loaned transactions is $8,013,585,142. These assets primarily consist of securities where the counterparty has the right to re-pledge or sell the security. The Company has also received similar assets as collateral as of December 31, 2008, with a fair market value of $8,275,732,509.

Income Taxes

The Company's Federal taxable income is included in a Federal consolidated tax return with HFC and its eligible subsidiaries (consolidated group). The Company files separate state tax returns in certain states and is included in combined state tax returns with other affiliates in other states. Under a tax sharing agreement with its parent, HFC, the Company determines its Federal, state, local income taxes on a separate company basis.

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. The Company adopted the provisions of FIN 48 on January 1, 2007.

Exchange Memberships

Exchange memberships are included in other assets and are carried at the lower of cost or net realizable value of $131,250 at December 31, 2008. The market value of these memberships at December 31, 2008 approximates $291,000.

Depreciation and Amortization

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization for furniture and equipment are provided on a straight-line

basis using estimated useful lives of between three and ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair Value Measurements (SFAS 157)

The Company implemented SFAS No. 157, "Fair Value Measurements" (SFAS 157), as of January 1, 2008. SFAS 157 defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for *identical* instruments in active markets.

Level 2 – Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are *unobservable*.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

SFAS 157 also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

Fair Value Option (SFAS 159)

In conjunction with the adoption of SFAS 157, the Company implemented SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159), as of January 1, 2008. SFAS 159 provides an option on an instrument-by-instrument basis for most financial assets and liabilities to be reported at fair value with changes in fair value reported in earnings. The election is made at the acquisition of a financial asset, financial liability, or a firm commitment and it may not be revoked. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that resulted prior to its adoption from being required to apply fair value accounting to certain economic hedges (e.g. derivatives) while having to measure the assets and liabilities being economically hedged using an accounting method other than fair value. The Company has not elected the fair value option for any financial asset or financial liability that was previously accounted for using a method other than fair value.

Stock-Based Compensation

BMO offers a long-term incentive program for certain of the Company's senior employees. Under this plan, participants are granted an award in restricted stock units and receive cash payment in three installments, based upon BMO's share price, over a three-year period. Employees who resign or are terminated for cause will not be entitled to receive awards previously granted. The amount related to employees not eligible to retire is recorded in the balance sheet in other assets.

(3) Securities and Cash Segregated Pursuant to Federal and Other Regulations

U.S. Treasury securities have been segregated in a "special reserve bank account for the exclusive benefit of customers" under Rule 15c3-3 of the SEC. The market value of such segregated securities amounted to $27,067,590 as of December 31, 2008.

The Company has satisfied collateral requirements with clearing corporations and other broker-dealers by depositing securities and cash in the amount of $20,950,000 and $109,190,320, respectively, as of December 31, 2008.

(4) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2008, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 8,323,381	$ 432,118
Receivable from/payable to brokers and dealers	28,184,968	10,690,964
Receivable from/payable to clearing organizations	112,473,851	—
	$ 148,982,200	$ 11,123,082

(5) Financial Instruments Owned and Sold, Not Yet Purchased, at Fair Value

Financial instruments owned and securities sold, not yet purchased, at fair value, consisted of the following at December 31, 2008:

	Owned	Sold, not yet purchased
U.S. Government obligations	$ 171,493,115	$ 509,782,446
Canadian Government obligations	74,075,172	—
Corporate obligations	6,512,857	—
Exchange traded funds	357,098,841	—
Other Equity securities	135,989,486	131,328,881
Equity options	73,101,203	45,951,429
	$ 818,270,674	$ 687,062,756

The Company finances the majority of its financial instruments owned through repurchase or securities loaned agreements. Financial instruments sold, not yet purchased are generally financed through reverse repurchase or securities borrowed agreements.

(6) Trading Activities

The Company trades in U.S. Government and U.S. Government agency debt, Canadian Government obligations, commercial paper, corporate bonds, equity securities, exchange traded funds ("ETF") and options contracts.

For derivatives held for trading purposes, including futures, options and total return swap contracts, the fair value at December 31, 2008 is as follows:

	Current Fair Value	
	Assets	**Liabilities**
Options Contracts	73,101,203	45,951,429
Futures Contracts	—	12,375
Total Return Swap	7,548,276	—
Total Derivative Contracts	$ 80,649,479	$ 45,963,804

The fair value of the futures contracts noted above is offset by a margin balance of $230,125. The net fair value and margin is included in receivable from brokers, dealers, and clearing organizations in the accompanying statement of financial condition. The total return swap market value is also included in receivable from brokers, dealers and clearing organizations.

(7) Fair Value (SFAS 157 and SFAS 159)

As noted in Footnote 2, the Company implemented SFAS No. 157 and SFAS No. 159. See Footnote 2 for a description of SFAS No. 157 and SFAS No. 159.

Determination of Fair Value

The Company measures fair value using the procedures set out below for all assets and liabilities measured at fair value, irrespective of whether they are carried at fair value as a result of an election under SFAS 159, or whether they were previously carried at fair value.

For exchange traded securities, comprised of U.S and Canadian Government obligations, corporate obligations and exchange-traded equity and option securities and securities sold not yet purchased, quoted market value is considered to be fair value. Fair value for exchange-traded derivatives, comprised of futures is considered to be the price quoted on derivatives exchanges. Fair value for over-the-counter derivatives, comprised of total return equity swaps is determined using multi-contributor prices or zero coupon valuation techniques further adjusted for credit, model and liquidity risks, as well as administration costs.

Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008.

			Fair Value Measurements at December 31, 2008 Using		
Description		12/31/08	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets					
Financial instruments	$	818,270,674	$ 811,012,592	$ 7,258,082	$ -
Derivatives		7,548,277	-	7,548,277	-
Total assets	$	**825,818,951**	$ **811,012,592**	$ **14,806,359**	$ -
Liabilities					
Financial instruments sold, not yet purchased	$	687,062,756	$ 687,062,756	$ -	$ -
Derivatives		12,375	12,375	-	-
Total liabilities	$	**687,075,131**	$ **687,075,131**	$ -	$ -

(8) Short-Term Borrowings

Short-term borrowings are generally used to finance securities inventories and to facilitate the securities settlement process. The level of these borrowings fluctuates daily, and at times significantly, depending on market activity. The Company has a $300,000,000 credit facility with BMO at December 31, 2008 as well as a $125,000,000 credit facility with BMO US Lending LLC, an affiliate, which was fully drawn at December 31, 2008. The Company also has third-party credit facilities aggregating to $350,000,000.

(9) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirements under the alternative method which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items as shown in the Formula for Reserve

Requirement pursuant to Rule 15c3-3. The Company's minimum capital requirement may also be increased over such minimums by certain provisions of Rule 15c3-1. FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than 5% of the calculated aggregate debits. At December 31, 2008, the Company had net capital of $205,348,805 which was $203,734,322 in excess of its required net capital of $1,614,484.

(10) Commitments and Contingent Liabilities

The Company rents its operating facilities in Chicago from its affiliate, Harris N.A and renews its rental commitment annually.

BMO has entered into lease commitments for its operating facilities in New York and Jersey City, and the Company's estimated share in this lease is as follows:

2009	$	6,042,614
2010		6,054,827
2011		6,281,191
2012		6,483,127
2013		6,376,871
2014 and thereafter		47,455,142
	$	78,693,772

The Company also has additional leases in Atlanta, Boston, Denver, Los Angeles, New York and San Francisco. The minimum total lease obligation due under these leases is as follows

2009	$	2,721,883
2010		2,861,647
2011		3,506,831
2012		3,529,692
2013		3,362,986
2014 and thereafter		8,983,355
	$	24,966,394

The above lease obligations are presented net of any sublease rental income to be received.

The leases for these office facilities are subject to escalation clauses based on the operating experience of the lessor.

As of December 31, 2008, included in accounts payable and accrued expenses and other assets in the accompanying statement of financial condition, respectively, is a liability of $12,178,550 and a corresponding tax asset of $5,030,804, which represents the present value of the remaining estimated future lease payments, net of sublease receipts, associated with a lease abandonment recorded in the prior year.

The Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2008, had no material effect on the statement of financial condition.

The Company has been named as a defendant in various legal actions. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the financial position of the Company.

Some contracts that the Company enters into include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The contingencies generally relate to the changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2008 related to these indemnifications.

(11) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to claims of general creditors, payable to HFC, consist of the following as of December 31, 2008:

Due March 31, 2010, 90-day LIBOR + 0.41%	$	50,000,000
Due April 15, 2010, 90-day LIBOR + 0.25%		30,000,000
Due October 31, 2010, 90-day LIBOR + 0.25%		45,000,000
Due August 31, 2010, revolving subordinated debt 90-day LIBOR + 0.25%		25,000,000
Due July 31, 2013, revolving subordinated debt 90-day LIBOR + 0.25%		50,000,000
	$	200,000,000

The 90-day London Interbank Offered Rate (LIBOR) was approximately 1.43% at December 31, 2008. The subordinated liabilities are covered by agreements approved by the FINRA and are thus available in computing net capital under the SEC's Rule 15c3-1. Prepayment or payment upon maturity is subject to the approval of the FINRA. Repayment of this indebtedness is not permitted if, after repayment, the Company would fail to meet its regulatory capital requirements.

(12) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2008 are presented below:

Gross deferred tax assets:		
State tax loss carryforward	$	3,367,642
Federal tax loss carryforward		259,809
Deferred employee compensation		21,674,921
Employee benefit plans		2,563,418
Charitable contribution carryforward		445,972
Deferred lease obligation		5,030,804
Gross deferred tax assets		33,342,566
Valuation allowance		(1,057,511)
Gross deferred tax assets, net of valuation allowance		32,285,055
Gross deferred tax liabilities:		
Depreciation		(1,235,747)
Deferred gain		(3,559,145)
Gross deferred tax liabilities		(4,794,892)
Deferred tax assets	$	27,490,163
Tax effect of fair value adjustments on pension liabilities recorded directly to stockholder's equity		5,203,522
Net deferred tax assets	$	32,693,685

A valuation allowance of $1,057,511 exists at December 31, 2008 to offset deferred tax assets related to some of the Company's state tax loss carryforwards and state deferred tax assets. The valuation allowance increased by $23,269 in 2008 due to additional state net operating losses and state deferred tax assets. Management believes that the realization of the deferred tax assets, with the exception of certain state net operating losses and state deferred tax assets, is more likely than not.

At December 31, 2008, the Company had federal and state tax loss carryforwards of approximately $742,310 and $175,350,787, respectively, which will expire in varying amounts in the years 2011 through 2028.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Gross unrecognized tax benefit at January 1, 2008	$	6,134,000
Additions based on tax positions related to the current year		487,000
Additions for tax positions of prior years		209,000
Reductions for tax positions of prior years		(743,000)
Reductions for lapse of statute of limitations		(121,000)
Gross unrecognized tax benefit at December 31, 2008	$	5,966,000
Less: Federal tax benefit		(1,697,000)
Net unrecognized tax benefit at December 31, 2008	$	4,269,000

The Company joins in filing a consolidated Federal income tax return with its parent, Harris Financial Corp. The Internal Revenue Service (IRS) has initiated an examination of the 2006 and 2007 consolidated Federal income tax return. The examination of the consolidated Federal income tax return for 2004 and 2005 was completed in 2008, with no adjustments proposed for the Company. There are no outstanding Federal examinations or statute extensions currently in force for years prior to 2004. The Company files tax returns in numerous state and local jurisdictions and is included in several combined or consolidated tax returns with its parent and/or affiliates. The Company is currently under examination by several state and local taxing authorities for years 1999 and onward. As of December 31, 2008, state and local tax authorities have not proposed any significant adjustments to the Company's tax returns as filed. The balance of unrecognized tax benefits may decrease by approximately $2.0 million (approximately $1.3 million after-tax) during the next 12 months as a result of the settlement of state tax audits.

The Company had approximately $633,000 (approximately $411,000 after-tax) accrued for the payment of interest at December 31, 2008.

(13) Benefit Plans

The Company is a participating entity in various noncontributory defined benefit pension plans sponsored by Harris NA, a wholly owned subsidiary of HFC. Most of the employees participating in retirement plans are included in one primary plan ("the Plan"). Certain employees participating in the primary plan are also covered by a supplemental unfunded retirement plan. The purpose of the supplemental plan is to extend full retirement benefits to individuals without regard to statutory limitations for qualified funded plans.

The Plan's benefit formula is an account-based formula which is based upon eligible pay, age, and length of service. The policy for the primary plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by Harris NA which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The participating entities have elected to defer the accumulated postretirement benefit obligation and amortize it on a straight-line basis over 20 years. At December 31, 2008, the unrecognized transition obligation was $2,132,112 for all entities participating in the plan. The total

postretirement payable of the Company was $858,484 as of December 31, 2008, and is included within accounts payable and accrued expenses in the statement of financial condition.

The Company, in accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106 and 132(R)," recognizes the funded status of its pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for a plan's overfunded status or a liability for a plan's underfunded status, with a corresponding offset, net of taxes, recorded in Accumulated Other Comprehensive Loss within Stockholder's Equity. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation. SFAS No. 158 was effective for the Company on January 1, 2007.

The Company has a 401(k) defined contribution plan that is available to virtually all employees, and makes a matching contribution based on the amount of eligible employee contributions.

(14) Financial Instruments

Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include forward contracts, exchange traded futures and options, securities purchased and sold on a when-issued or delayed delivery basis, and total return swaps. These derivative financial instruments are used to facilitate customer transactions, conduct trading activities, manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. Futures and forward contracts and when-issued securities entered into by the Company provide for delayed delivery of the underlying instrument.

The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlements are made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, swap agreements, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by the market forces such as volatility and changes in interest rates. The Company had certain transactions which, in accordance with industry practice, were not recorded on the statement of financial condition.

The following table summarizes unsettled purchase and sale commitments and the notional amounts of obligations that are not recorded on the statement of financial condition at December 31, 2008:

	Purchases	Sales
Delayed delivery commitments:		
U.S. Government securities	$ 172,390,000	$ 39,975,000
Off-balance sheet financial instruments:		
Financial futures contracts and options	$ 853,871,000	$ 626,836,000
Total return swap agreements	$ 73,747,000	$ —

These commitments, certain of which are with affiliated parties, are undertaken in the normal course of business. The settlement of these commitments is not expected to have a material adverse effect on the Company's financial position.

The Company enters into off-balance-sheet forward start repurchase and reverse repurchase agreements. These transactions are defined as having a start date at some point in the future, whereby either the specific security or the par amount and general coupon are known, and the interest rate and term of the transactions are known. The Company had no forward start reverse repurchase and repurchase transactions at December 31, 2008.

The Company's activities involve the execution, clearance, and settlement of various securities transactions for institutional investors, and other broker-dealers. Customer securities activities are transacted on either a delivery versus payment, cash, or margin basis, and are subject to exchange or Federal regulations. In accordance with industry practice, the Company records customer securities transactions on a settlement-date basis, which is generally one to three business days after trade date. These transactions may expose the Company to off-balance-sheet risk in the event that a customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill its obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Company's financing and securities settlement activities require the Company to pledge its securities as collateral in support of various collateralized repurchase agreements. In the event the counterparty is unable to meet its contractual obligation to return the securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

The Company is engaged in various securities trading activities servicing a diverse group of domestic and foreign corporations, governments, and institutional investors. A substantial portion of the Company's transactions are executed with institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, and other financial institutions. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Market Risk

The securities and derivative financial instruments traded by the Company involve varying degrees of off-balance-sheet market risk. Market risk is the potential change in value of the financial investment caused by unfavorable changes in interest rates, or the market value of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

Financial instsruments sold, not yet purchased commit the Company to deliver specified securities at predetermined prices. To satisfy the obligation, the Company must acquire the securities at market prices, which may differ from the values on the statement of financial condition.

Fair Value of Financial Instruments

The Company believes that the carrying value of its financial instruments is a reasonable estimate of fair value. Reverse repurchase agreements, repurchase agreements, and securities borrowed/loaned are carried at contract amount plus accrued interest, which approximates fair value due to their highly liquid nature and short maturity. Securities owned and securities sold, not yet purchased are carried at fair value. Fair value for these instruments is estimated using available market quotations for traded instruments.

Market quotations for traded instruments are obtained from various sources, including the major securities exchanges and dealers. The estimated fair value of the Company's liabilities subordinated to the claims of general creditors, based upon current rates offered to the Company for similar types of borrowing arrangements, approximates carrying value.

(15) Interests in Variable Interest Entities

In December 2003, the FASB issued FASB Interpretation No. 46 (Revised), "*Consolidation of Variable Interest Entities*" ("FIN 46R"). FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in a variable interest entity ("VIE") through means other than voting rights and whether it should consolidate the entity. VIE's include entities where the equity is considered insufficient to finance the entity's activities for which the equity holders do not have a controlling financial interest. The Company is required to consolidate VIE's if the investments held in those entities and/or the relationships with them result in the Company being exposed to the majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation determined by standard setters.

The Company serves as servicing agent to Fairway Finance Company, LLC (Fairway) and administrator for Fairway Finance Euro Company Limited (Fairway Euro) and provides accounting and other

administrative support to these entities, both of which are VIEs. Fairway is organized under the laws of Delaware. Fairway Euro is an Irish private limited company incorporated under the laws of Ireland. The Company receives a structuring fee from advisory services related to the VIEs' financings and a servicing or administrative fee, respectively, equal to the residual net spread of the underlying transactions within the VIE. The Company has no exposure to losses in the VIE.

Both Fairway and Fairway Euro were established to purchase interests in receivables and similar assets, or in some instances, make loans secured by interests in receivables from clients. Fairway funds its purchases and loans primarily through the issuance of A-1/P-1 rated commercial paper notes.

The Company has determined that it is not the primary beneficiary of any VIE, therefore FIN 46R does not impact its results.

(16) Transactions with Affiliates

The following additional transactions with related parties (affiliated through common ownership) are included in the Company's statement of financial condition as of December 31, 2008:

- The Company has reverse repurchase and repurchase agreements with affiliates of $352,733,875 and $489,846,719, respectively, as of December 31, 2008. In addition, the Company has stock borrows and loans with affiliates of $3,076,460,300 and $303,125,800, respectively, as of December 31, 2008.

- The Company entered into total return swap contracts with BMO Nesbitt Burns, Inc (BMO NBI). These swap agreements, in the notional amount of $73,747,000, hedge the Company's positions in the underlying securities. Under these contracts, the Company pays BMO NBI any unrealized gains and receives from BMO NBI any unrealized losses on a specific portfolio of securities. The Company also receives a rate of interest on the notional amount of the contracts. These contracts revalue on a quarterly or semi-annual basis.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
BMO Capital Markets Corp.:

In planning and performing our audit of the financial statements of BMO Capital Markets Corp. (the Company), a wholly owned subsidiary of Harris Financial Corp., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, not important enough to bring attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2009